EXHIBIT 99.1

AMARC AND FREEPORT CONTINUE EXPANDING HIGH GRADE AuRORA COPPER-GOLD-SILVER DEPOSIT

Deposit Remains Open - Further Assays Pending

December 10, 2025. Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce additional assay results from the 2025 JOY District drill program. The completed 2025 drill program was primarily focused on continuing to define the full extent of the AuRORA Deposit discovered later in 2024. The AuRORA Deposit hosts high grade near surface, copper-gold-silver (“Cu-Au-Ag”) mineralization with exceptional vertical and lateral continuity (see Amarc releases January 17, 20 and February 28, 2025) and remains open to further expansion to the north, east and west. Amarc believes the rare contribution of grade, geometry and emerging scale of AuRORA indicates it has the hallmarks of a Tier One asset in the making.

Twenty-four core holes (9,687 m) were completed at the AuRORA Deposit in 2025; 23 of these are expansion step-out holes drilled over an area measuring some 1 km by 1 km. Host rocks, alteration and mineralization remain consistent with that encountered in the 2024 AuRORA discovery drill holes.

Results announced in November from six holes completed on Sections 8000N and 8100N successfully expanded AuRORA +200 m to the north (see Amarc release October 22, 2025). Today, we are announcing two drill holes (JP25103, JP25109) located on Section 8200N, which have expanded AuRORA a further +100 m to the north (Figures 1, 2, 3 and 4, and Tables 1 and 2).

In addition, assay results are also being released for two new holes completed on Section 7900N (JP25093 and JP25107) which expand the deposit approximately 200 m to the east (Figures 1 and 5, and Tables 1 and 2). Today’s results also include the balance of hole JP25098 on Section 7600N (partially announced in September) that expanded the deposit approximately 300 m to the southeast (see Figures 1 and 6 and Tables 1 and 2).  Assay results from four 2025 step-out holes on this section are still pending.

Highlights from Drill Holes Located on Sections 7900N and 8200N at AuRORA Include:

●	201 m of 1.40 g/t Au, 0.28% Cu and 2.6 g/t Ag including
32 m of 1.65 g/t Au, 0.27% Cu and 2.0 g/t Ag and
94 m of 2.08 g/t Au, 0.41% Cu and 3.4 g/t Ag
●	201 m of 1.38 g/t Au, 0.27% Cu and 1.6 g/t Ag including
135 m of 1.90 g/t Au, 0.30% Cu and 1.6 g/t Ag and
111 m of 2.24 g/t Au, 0.34% Cu and 1.6 g/t Ag
●	47 m of 1.50 g/t Au, 0.44% Cu and 5.4 g/t Ag

“We are very excited by the significant expansion potential of the AuRORA Deposit which stands out as it includes some of the highest porphyry grades ever intercepted in the Province,” said Amarc’s President and CEO, Dr. Diane Nicolson. “We believe that the AuRORA discovery with substantial Freeport funding has the potential to unlock the emergence of a world class porphyry copper-gold district in the Toodoggone region that has many geological similarities to British Columbia’s renowned Golden Triangle. With the recent TWINS and Canyon Discoveries, further potential at PINE and Brenda historical deposits and emerging new deposit targets yet to be fully explored across the entire 630 km2 JOY District, there is clearly a lot more to come.”

AuRORA drilling in 2024-2025 now totals 45 drillholes (17,586 m). Assay results from the total 35 holes drilled (15,381 m) across the JOY District in 2025 are being received and planned to be released in batches going forward.

An overview of AuRORA Deposit is one of the highlights of Amarc’s updated website, recently launched at www.amarcresources.com.

Figure 1 (Drill Plan Map): AuRORA Deposit Discovery High Grade Near Surface, Exceptional Continuity, Deposit Continues to be Open to Expansion

Figure 2 (Section 8200N): AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization

Figure 3: AuRORA Deposit Discovery Section 8100N

Figure 4: AuRORA Deposit Discovery Section 8000N

Figure 5: AuRORA Deposit Discovery Section 7900N

Figure 6: AuRORA Deposit Discovery Section 7600N

Table 1: AuRORA Porphyry Cu-Au-Ag Deposit Expansion Drilling Sections 8200N, 7900N and 7600N

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)
8200N	JP25103		42.00	43.80	1.80	0.03	0.45	999.0
			329.00	376.28	47.28	1.50	0.44	5.4
	JP25109		220.00	420.95	200.95	1.38	0.27	1.6 [4]
		Incl.	286.00	420.95	134.95	1.90	0.30	1.6
		and	286.00	397.00	111.00	2.24	0.34	1.6
7900N	JP25093		84.00	204.00	120.00	0.28	0.30 [5]	3.5
		Incl.	102.00	204.00	102.00	0.31	0.30	3.6
			238.00	249.00	11.00	0.44	0.30	4.0
	JP25107		21.00	222.00	201.00	1.40	0.28	2.6
		Incl.	30.00	62.06	32.06	1.65	0.27	2.0
		Incl.	70.85	165.00	94.15	2.08	0.41	3.4
7600N	JP25098		202.00	440.10	238.1	0.40	0.25	4.3
		Incl.	253.00	412.00	159.00	0.43	0.33	5.1
		and	356.65	412.00	55.35	0.54	0.35	4.7
		and	356.65	375.00	18.35	0.58	0.43	6.2

Notes to Table 1:
1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.	Values rounded to one decimal place; underlying results for Ag (g/t) are 1.57, 1.58, and 1.61, respectively.
5.	Values rounded to two decimal places; underlying results for Cu (%) are 0.300, 0.305 and 0.297, respectively.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together, this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the DUKE and IKE Districts.

The CAD $16+ million JOY exploration program expenditures in 2025 are being 100% funded by Freeport. As previously announced (Amarc May 29, 2025 and September 4, 2025 releases), Freeport completed Stage 1 requirements under the May 2021 JOY agreement, earning a 60% interest by spending CAD $35 million, and has elected to proceed to Stage 2 to earn a further 10% interest by spending an additional CAD $75 million within 5 years at a rate of no less than CAD $10 million per year. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company with shares are currently owned by Freeport (60%) and Amarc (40%), has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled HQ (63.5mm) and NQ (47.6mm) size core in 2025 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the JOY AuRORA drilling were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and 1,000 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, for Cu by single element four-acid digestion ICP-AES, for oxidized Cu by quick sulphuric acid / ferric sulphate leach AAS, for soluble Cu by sulphuric acid leach AAS, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. Samples with Ag results > 100 ppm were reanalyzed by a single element four-acid digestion ICP-AES method for Ag. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, duplicate sets (half core, coarse reject, and pulp split) one in 20 regular samples and one coarse blank in 20 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Table 2: Announced Drill Hole Information

Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)
JP25103	622888	6348204	1454	270	-81	429.9
JP25109	622683	6348203	1362	270	-60	441.0
JP25093	623054	6347901	1427	89	-60	327.4
JP25098	623199	6347600	1420	89	-61	449.5
JP25107	622855	6347910	1377	94	-81	309.0

Note: Collar locations are in UTM NAD83, Zone 9N coordinates.

Figure 1 (Drill Plan Map): AuRORA Deposit Discovery High Grade Near Surface, Exceptional Continuity, Deposit Continues to be Open to Expansion

Figure 2 (Section 8200N): AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization

Figure 3: AuRORA Deposit Discovery Section 8100N

Figure 4: AuRORA Deposit Discovery Section 8000N

Figure 5: AuRORA Deposit Discovery Section 7900N

Figure 6: AuRORA Deposit Discovery Section 7600N